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Independent Accountant's Report

24 April 2025

The Board of Directors
MUFG Securities EMEA plc
25 Ropemaker Street
London
EC2Y 9LY

To the Directors of MUFG Securities EMEA plc

We have reviewed management's statements, included in the accompanying 'Exemption Required by SEC Rule 18a-7', including Appendix A (the "Exemption Report") in which MUFG Securities EMEA plc (the "Company") stated (1) that the Company claimed an exemption from 17 C.F.R. § 240.18a-4 under the provision of 17 C.F.R. § 240.18a-4(f), and (2) the Company met the conditions described within the Assertions column in Appendix A of the Exemption Report throughout the period from January 1, 2024 to December 31, 2024, except as described in its exemption report ("management's assertions").

The Company's management is responsible for its assertions. Our responsibility is to express a conclusion on management's assertions based on our review.

Our review was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the review to obtain limited assurance about whether any material modifications should be made to management's assertions in order for them to be fairly stated. The procedures performed in a review vary in nature and timing from and are substantially less in extent than an examination, the objective of which is to obtain reasonable assurance about whether management's assertions are fairly stated, in all material respects, in order to express an opinion. Accordingly, we do not express such an opinion. Because of the limited nature of the engagement, the level of assurance obtained in a review is substantially lower than the assurance that would have been obtained had an examination been performed. We believe that the review evidence obtained is sufficient and appropriate to provide a reasonable basis for our conclusion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

As a basis for our conclusion, we performed the following procedures:

1) read the Exemption Report to determine the exemption provisions under which the Company asserts its exemption;

2) performed inquiries and other review procedures; and

3) evaluated whether the evidence indicates that there should be modifications to the Company's assertions based on the results of the procedures performed.

Deloitte.

Based on our review, we are not aware of any material modifications that should be made to management of the Company's assertions in order for them to be fairly stated.

This report is intended solely for the information and use of the Company's management, the Directors, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte LLP

Deloitte LLP

24 April 2025



MUFG Securities EMEA plc
Ropemaker Place, 25 Ropemaker Street
London EC2Y 9AJ
T: +44 (0)20 7628 5555
F: +44 (0)20 7782 9144

24th April 2025

Exemption Required by SEC Rule 18a-7 (Prepared by the Securities-Based Swap Dealer Entity, With Appendix A)

MUFG Securities EMEA plc ("**MUSE**") (the "Company") is a registered security-based swap dealer subject to Rule 18a-7 promulgated by the Securities and Exchange Commission (17 CFR § 240.18a-7, "Reports to be made by certain security-based swap dealers and major security-based swap participants"). This Exemption Report was prepared as required by 17 CFR § 240.18a-7(c)(1) and (4). The Company claimed an exemption from 17 C.F.R. § 240.18a-4 under the provision of 17 C.F.R. § 240.18a-4(f). To the best of its knowledge and belief, the Company asserts the following:

The Company met the conditions described within the Assertions column of Appendix A throughout the most recent fiscal year except as described below:

- MUSE did not provide the notice required referenced in Exchange Act Rule 18a-4(f)(2) in writing to a duly authorized individual prior to the execution of the first non-cleared security-based swap transaction with the following non-U.S Persons: Mirae Asset Securities (HK) Limited (this exception occurred in July 2024) and Banco Santander S. A (this exception occurred in December 2024).

- MUSE did not provide the disclosure in writing required pursuant to Exchange Act Rule 18a-4(f)(3) before engaging in the first non-cleared security-based swap transaction with the following non-U.S Persons: Mirae Asset Securities (HK) Limited (this exception occurred in July 2024) and Banco Santander S. A (this exception occurred in December 2024).



I, Antony Syson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By
Name: Antony Syson
Title Chief Financial Officer
Date: 24th April 2025


APPENDIX A

Rule Reference	Assertions
17 FR § 240.18a-4(f)(1)	1. The security-based swap dealer does not: (i) Effect transactions in cleared security-based swaps for or on behalf of another person; (ii) Have any open transactions in cleared security-based swaps executed for or on behalf of another person; and (iii) Hold or control any money, securities, or other property to margin, guarantee, or secure a cleared security-based swap transaction executed for or on behalf of another person (including money, securities, or other property accruing to another person as a result of a cleared security-based swap transaction);
17 CFR § 240.18a-4(f)(2)	2. The security-based swap dealer provided written notice to a duly authorized individual prior to the execution of the first non-cleared security-based swap transaction with each counterparty; and
17 FR § 240.18a-4(f)(3)	3. The security-based swap dealer disclosed in writing to each counterparty before engaging in the first non-cleared security-based swap transaction with that counterparty that: a. any margin collateral received and held by the security-based swap dealer will not be subject to a segregation requirement and b. how a claim of a counterparty for the collateral would be treated in a bankruptcy or other formal liquidation proceeding of the security-based swap dealer.